 As filed with the Securities and Exchange Commission on October 2, 2000

                                      Registration Statement No. 333-45266
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                            AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              drugstore.com, inc.
            (Exact name of Registrant as specified in its charter)

                   Delaware                           04-3416255
        (State or other jurisdiction of            (I.R.S. Employer
        incorporation or organization)          Identification Number)

                    13920 Southeast Eastgate Way, Suite 300
                          Bellevue, Washington 98005
                                (425) 372-3200
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                               Peter M. Neupert
         Chairman of the Board, President and Chief Executive Officer
                              drugstore.com, inc.
                    13920 Southeast Eastgate Way, Suite 300
                          Bellevue, Washington 98005
                                (425) 372-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                   Copy to:
                         William H. Hinman, Jr., Esq.
                          Simpson Thacher & Bartlett
                        3373 Hillview Avenue, Suite 250
                          Palo Alto, California 94304
                                (650) 251-5000

                                ---------------

   Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective as determined by market conditions and other facts.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the   +
+Securities and Exchange Commission. These securities may not be sold nor may  +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or   +
+the solicitation of an offer to buy nor shall there be any sale of these      +
+securities in any State in which such offer, solicitation or sale would be    +
+unlawful prior to registration or qualification under the securities laws of  +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS

Subject to Completion, Dated October 2, 2000

                               13,411,407 Shares

                            [LOGO OF DRUGSTORE.COM]

                                  COMMON STOCK

                                  -----------

This prospectus relates to up to 13,411,407 shares of our common stock that the selling stockholders named in this prospectus may offer from time to time. Of the 13,411,407 shares of our common stock, par value $.0001, that we are registering:

 . 8,101,264 are shares we agreed to register pursuant to a common stock purchase agreement dated July 30, 2000;

 . 4,593,989 are shares we agreed to register upon conversion of 45,939.89 shares of Series 1 preferred stock pursuant to a preferred stock purchase agreement dated July 30, 2000; and

 . 716,154 are shares we are registering in connection with our February 2000 acquisition of Beauty.com, Inc.

The registration of the shares does not necessarily mean that any of the selling stockholders will offer or sell their shares.

We are not offering or selling any shares of our common stock pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear the expenses of the offering of the common stock, except that the selling stockholders will pay any applicable underwriting discounts, brokerage fees or commissions and transfer taxes, as well as the fees and disbursements of their counsel and advisers.

Our common stock is listed on the Nasdaq National Market under the symbol "DSCM". On September 29, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $3.38 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

                                  -----------

These securities have not been approved by the Securities and Exchange Commission or by any state securities commission, nor have those organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

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                                                                         Page
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
The Company.............................................................    1
Risk Factors............................................................    2
Special Note Regarding Forward-Looking Statements.......................   16
Use of Proceeds.........................................................   17
Selling Stockholders....................................................   17
Selling Stockholders Table..............................................   18
Relationships with Selling
 Stockholders...........................................................   21
Plan of Distribution....................................................   22
Description of Capital Stock............................................   24
Legal Matters...........................................................   28
Experts.................................................................   28
Where You Can Find Information..........................................   28
Incorporation by Reference..............................................   29
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                                       i

                                  THE COMPANY

   You should read the following information together with the more detailed information regarding our company and the common stock being sold in this offering appearing elsewhere in this prospectus and in the documents incorporated into this prospectus by reference.

   drugstore.com is a leading online drugstore: a retail store and information site offering A Very Healthy Way to Shop(TM) for health, beauty, wellness, personal care and pharmacy products. We also sell prestige beauty products through Beauty.com, an online retailer of prestige beauty products that we acquired in February 2000. As of July 2, 2000, we had sold our products to approximately 1,222,000 customers. We incorporated in Delaware in April 1998 and commercially launched our Web site on February 24, 1999. We designed our store to provide a convenient, private and informative shopping experience that encourages consumers to purchase products essential to healthy, everyday living. Our Web site can be accessed 24 hours a day, seven days a week from anywhere that a consumer has Internet access. We believe we offer a larger selection of products than typical store-based retailers, along with a wealth of health-related information, buying guides and other tools designed to help consumers make more educated purchasing decisions. Our shopping lists and e-mail reminders are designed to make it easier for our customers to regularly purchase their preferred products. We believe that our online store delivers a superior customer experience.

   Our objective is to become one of the world's leading retailers of health, beauty, wellness, personal care and pharmacy products. Key elements of our strategy include: strengthening the drugstore.com brand, continuously improving our Web store and service, taking advantage of repeat purchasing patterns, developing technologies to enhance our offerings and capitalize on the benefits of the Internet, improving the efficiency of our distribution activities and developing strategic relationships. In addition, we will also continue to make significant investments in technology and distribution.

   We face many risks and challenges in our business. Some consumers may prefer to shop at traditional retail stores, especially consumers who do not have easy access to the Internet or who need products immediately. As part of our relationship with Rite Aid, we have agreed not to operate physical stores. An investment in our common stock involves risks and uncertainties, including the fact that we are an early stage company in a new market and that we expect continuing losses for the foreseeable future. See "Risk Factors" below for further information.

   Our principal executive offices are located at 13920 Southeast Eastgate Way, Suite 300, Bellevue, Washington 98005, and our telephone number is (425) 372-3200. Our World Wide Web site is www.drugstore.com and the World Wide Website for Beauty.com is www.Beauty.com. The information contained on these Web sites is not part of this prospectus.

                                 RISK FACTORS

   You should carefully consider the risks described below, together with all of the other information included in this prospectus or incorporated by reference before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

   We Are an Early Stage Company in a New and Rapidly Evolving Market, Which Makes It Difficult for Investors to Determine Whether We Will Accomplish Our Objectives

   Because drugstore.com was founded in April 1998 and we only began selling products in February 1999, we have a limited operating history on which investors can base an evaluation of our business strategy. We have limited insight into trends that may emerge and affect our business. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies, as well as the risks we face due to our participation in a new and rapidly-evolving market. These challenges include our:

  .  Need to increase our brand awareness;

  .  Need to attract and retain customers at a reasonable cost;

  . Dependence on Web site and transaction processing performance and reliability;

  .  Need to compete effectively;

  . Need to establish ourselves as an important participant in the evolving market for healthcare products and services on the Internet; and

  . Need to establish and develop relationships in the healthcare industry, particularly in the areas of reimbursement and managed care.

   Consumers of Health, Beauty, Wellness, Personal Care and Pharmacy Products May Not Accept Our Solution, Which Would Harm Our Revenues and Prevent Us From Becoming Profitable

   If we do not attract and retain a high volume of online customers to our store at a reasonable cost, we will not be able to increase our revenues or achieve profitability. We may not be able to convert a large number of customers from traditional shopping methods to online shopping for health, beauty, wellness, personal care and pharmacy products. Even if we are successful at attracting online customers, we expect it will take several years to build a critical mass of these customers. Specific factors that would prevent widespread customer acceptance include:

  . Shipping charges, which do not apply to shopping at traditional drugstores;

  . Delivery time associated with Internet orders, as compared to the immediate receipt of products at a physical store;

  . Pricing that does not meet customer expectations of "finding the lowest price on the Internet";

  . Additional steps and delays in ensuring insurance coverage for prescription products;

  .  Lack of coverage of customer prescriptions by some insurance carriers;

  .  Lack of consumer awareness of our online pharmacy;

  . Customer concerns about the security of online transactions and the privacy of their personal health information;

  . Product damage from shipping or shipments of wrong or expired products from us or our fulfillment partners or other vendors, resulting in a failure to establish customers' trust in buying drugstore items online;

  .  Delays in responses to customer inquiries or in deliveries to customers;

  . Inability to serve the acute care needs of customers, including emergency prescription drugs and other urgently needed products; and

  .  Difficulties in returning or exchanging orders.

   We Expect Significant Increases in Our Operating Expenses and Continuing Losses for the Next Several Years

   We incurred net losses of $228 million for the period from inception through July 2, 2000. We have not achieved profitability. We only began selling products in February 1999 and cannot be certain that we will obtain enough customer traffic or a high enough volume of purchases to generate sufficient revenues and achieve profitability. We believe that we will continue to incur operating and net losses for at least the next four years and possibly longer. We intend to increase our operating expenses substantially as we:

  . Increase our sales and marketing activities, particularly advertising efforts;

  . Provide our customers with promotional benefits, such as selling selected products or offering shipping below our actual costs;

  . Increase our general and administrative functions to support our growing operations;

  . Expand our customer and pharmacist support organizations to better serve customer needs;

  .  Develop enhanced technologies and features to improve our Web site;

  .  Enhance our distribution fulfillment processes; and

  . Refine the operation of our distribution facility and possibly buy or build additional distribution facilities.

   Because we will spend these amounts before we receive any incremental revenues from these efforts, our losses will be greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate, which would further increase our losses.

   We May Need Additional Capital in the Future to Support Our Growth, and Such Additional Financing May Not Be Available To Us

   Although we believe that our available funds will provide adequate liquidity to fund our operations and meet our other cash requirements for at least the next twelve months, unanticipated developments in the short-term may require additional financing. We may seek to raise additional funds through public or private debt or equity financings in order to:

  . Take advantage of favorable business opportunities, including acquisitions of complementary businesses or technologies;

  .  Develop and upgrade our technology infrastructure;

  .  Enhance and increase our distribution capacity;

  .  Develop new product and service offerings; and

  .  Respond to competitive pressures.

   We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all.

   We May Not Succeed in Establishing the drugstore.com Brand, Which Would Adversely Affect Customer Acceptance and Our Revenues

   Due to the early stage and competitive nature of the online market for drugstore products, if we do not establish our brand quickly, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. To promote our brand, we have incurred and expect to continue to incur substantial expense in our advertising efforts on major Internet destinations such as Amazon.com, America Online and Yahoo! and other Web sites our customers are likely to visit, as well as other forms of media such as television and magazines. We will also need to spend money to attract and train customer service personnel. If these brand promotion activities do not yield increased revenues, we will incur additional losses. Even if our efforts are successful, adverse publicity about our strategic partners could damage our brand and negatively affect customer acceptance of our site.

   We Expect Our Quarterly Financial Results to Fluctuate And Our Early Stage of Development Limits Our Ability to Predict Revenues and Expenses Precisely

   Historical trends and quarter-to-quarter comparisons of our operating results are not a good indicator of our future performance. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. Our revenues and operating results are expected to vary significantly from quarter to quarter due to a number of factors, including:

  .  Demand for our products;

  . Our ability to attract visitors to our Web store and convert those visitors into customers;

  .  The frequency of repeat purchases by customers;

  . Shifts in the nature and amount of publicity about us or our competitors;

  .  Changes in the growth rate of Internet usage;

  .  Average order size;

  .  The mix of products sold;

  . Our ability to enhance our technology to accommodate any future growth in our operations or customers;

  . Our ability to manage inventory levels and ensure sufficient product supply;

  . Changes in our pricing policies or the pricing policies of our competitors;

  .  Changes in government regulation;

  .  The availability of reimbursement for pharmacy products; and

  .  Costs related to potential acquisitions of technology or businesses.

   Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could result in substantial additional operating losses. The volume and timing of orders of health, beauty, wellness, personal care and pharmacy products on our Web store are difficult to predict because the online market for such products is in its infancy. Due to the limited operating history of our Web store, we do not yet have sufficient historical data on which to predict future business from repeat customers. Accordingly, we may have difficulty forecasting revenue from regular customers or overall anticipated revenue trends.

   A portion of our revenues may also be seasonal in nature, especially with respect to the sale of certain beauty products, which depend to some extent on seasonal product changes and seasonal purchasing patterns. Consumer "fads" and other changes in consumer trends may cause shifts in purchasing patterns, resulting in significant fluctuations in our operating results from one quarter to the next. Our limited operating history makes it difficult to fully assess the impact of these factors.

   If We Are Unable to Obtain Insurance Reimbursement Coverage for Our Customers, Our Ability to Sell Pharmacy Products Online Could Decrease, Which Would Harm Our Revenues

   To obtain reimbursement on behalf of our customers for the prescription products that they purchase on our Web site, we must maintain relationships with insurance companies and PBMs, either directly or through our relationship with Rite Aid. We currently rely on relationships with a limited number of key partners that are insurance companies and PBMs, including PCS and WellPoint, and the extension of these relationships to cover prescriptions processed by us. Sales billed through these relationships currently represent a significant percentage of our pharmacy sales. To the extent we or Rite Aid are unable to maintain these relationships, or if these relationships do not extend to cover the prescriptions we process, our ability to obtain reimbursement coverage for our customers would be reduced. This would reduce the number of customers that fill prescriptions through our Web site, which would reduce our revenues.

   Our Ability to Enter Into Direct Relationships with Insurance Companies and PBMs, or Retain our Existing Relationships for an Extended Period of Time, is Uncertain for the Following Reasons:

  . Many of these companies are in the early stages of evaluating the impact of the Internet and online pharmacies on their businesses. These companies may delay their decisions to contract with online pharmacies or may decide to develop their own Internet capabilities that may compete with us.

  . Many insurance companies have existing contracts with chain drugstores and PBMs that have announced their intentions to establish online pharmacies.

  . Some insurance companies and PBMs will likely contract with only one or a limited number of online pharmacies. If our online competitors obtain these contracts and we do not, we would be at a competitive disadvantage.

   Many of our agreements with insurance companies and PBMs are short-term, may be terminated with less than 30 days' prior notice, and are subject to amendment by such insurance companies and PBMs. Our contract with PCS is a 10-year agreement that could terminate earlier if our agreement with Rite Aid is terminated. In addition, we must process each insurance application individually, which may raise the costs of processing prescription orders and delay our order processing time. Customers may not initially embrace our online insurance coverage procedure.

   We Depend on a Limited Number of Distribution Partners; If They Do Not Perform, We Will Not Be Able to Effectively Ship Orders

   We are obligated to purchase all of our pharmaceutical products from Rite Aid unless we are able to obtain better overall terms from another vendor. Our business could be significantly disrupted if Rite Aid was to breach its contract or suffer adverse developments that affect its ability to supply products to us. If for any reason Rite Aid is unable or unwilling to supply products to us in sufficient quantities and in a timely manner, we may not be able to secure alternative fulfillment partners on acceptable terms in a timely manner, or at all. For a discussion of certain potentially adverse developments at Rite Aid, see "Our Relationship with Rite Aid Involves Many Risks and May Restrict Our Ability to Promote, Contract With, or Operate Traditional Retail Stores."

   We also rely on third-party carriers for shipments to and from our distribution center and to customers. We are therefore subject to the risks, including employee strikes and inclement weather, associated with our distribution partners and of our carriers' ability to provide product fulfillment and delivery services to meet our distribution and shipping needs. Failure to deliver products to our customers in a timely and accurate manner would harm our reputation, the drugstore.com brand and our results of operations.

   We Operate Only One Distribution Center and Operating Our Own Distribution Center Requires Significant Investments in Management Resources

   Prior to June 2000, we relied primarily on third parties to fulfill our orders. We began operating our own 290,000 square foot distribution center to achieve greater control over the distribution process and to ensure adequate supplies of products to our customers. As of June 2000, all of our orders delivered by mail are processed from our distribution center. If we do not successfully operate our distribution center to accommodate peak volumes, or if the distribution center fails to operate properly, it could significantly limit our ability to meet customer demand.

   Operating our distribution center requires that we:

  . Effectively manage our product purchasing function and our inventory levels to avoid product shortages or markdowns due to unpopular or expired inventory; and

  . Control product damage and shrinkage through effective security measures and inventory management practices.

   We have limited experience processing customer order fulfillment through our distribution center and managing significant levels of inventory, and issues arising with respect to the operation of our distribution center could divert management attention from other aspects of our business. In addition, we may be unable to obtain products on terms as favorable as those of our former distribution partners. In connection with the opening of our distribution center, we also expanded our pharmacy operations through our arrangement with Rite Aid. Our pharmacy operations will subject us to additional regulatory requirements and related costs.

   We believe that our new distribution center will provide us with sufficient distribution capacity for the foreseeable future. However, we may need to increase our distribution capacity sooner than anticipated, and any further expansion would require additional financing that may not be available to us on favorable terms when required, or at all.

   Any Errors in the Filling or Packaging of the Prescription Drugs We Dispense May Expose Us to Liability and Negative Publicity

   Pharmacy errors relating to prescriptions, dosage and other aspects of the medication dispensing process can produce liability for us that our insurance may not cover. For example, a study of community pharmacies appearing in the December 1995 issue of American Pharmacy found that 24% of prescriptions contained dispensing errors and 4% of prescriptions contained errors that were clinically significant. Because we distribute pharmaceutical products directly to the consumer, we are the most visible participant in the medication distribution chain and therefore have more exposure to liability claims.

   Our pharmacists are required by law to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information deemed significant by the pharmacists. Our pharmacists may have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate such effects. This counseling is in part accomplished through e-mail and inserts included with the prescription, which may increase the risk of miscommunication because the customer is not personally present or may not have been provided all relevant information. We also post product information on our Web store. Providing information on pharmaceutical and other products creates the potential for claims to be made against us for negligence, personal injury, wrongful death, product liability, malpractice, invasion of privacy or other legal theories based on our product or service offerings. Our general liability, product liability and professional liability insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

   Pharmacy errors either by drugstore.com or our competitors may also produce significant adverse publicity either for us or the entire online pharmacy industry. Because of the significant amount of recent press coverage on Internet retailing and online pharmacies, we believe that we will be subject to a higher level of media scrutiny than other pharmacy product channels. The amount of negative publicity that we or the online pharmacy industry receive as a result of pharmacy or prescription processing errors could be disproportionate in relation to the negative publicity received by other pharmacies making similar mistakes. We have no control over the pharmacy practices of our competitors, and we cannot ensure that our pharmacists or our prescription processing will be able to operate without error. We believe customer acceptance of our online shopping experience is based in large part on consumer trust, and negative publicity could erode such trust, or prevent it from growing. This could result in an immediate reduction in the amount of orders we receive and adversely affect our revenue growth.

   We Face the Risk of Systems Interruptions and Capacity Constraints on Our Web Site, Possibly Resulting in Adverse Publicity, Revenue Losses and Erosion of Customer Trust

   The satisfactory performance, reliability and availability of our Web site, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. Any future systems interruptions that result in the unavailability of our Web site or reduced order fulfillment performance could result in negative publicity and reduce the volume of goods sold and the attractiveness of our Web store, which could negatively affect our revenues. From time to time, we have experienced temporary system interruptions for a variety of reasons, including power failures, software bugs and an overwhelming number of visitors trying to reach our Web site. We may not be able to correct any problem in a timely manner. Because we outsource certain aspects of our system and because some of the reasons for a systems interruption may be outside of our control, we also may not be able to exercise sufficient control to remedy the problem quickly or at all.

   We opened our site for customers in February 1999 and to the extent that customer traffic grows substantially, we will need to expand the capacity of our systems to accommodate a larger number of visitors. Any inability to scale our systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment, or delays in reporting accurate financial information. We are not certain that we will be able to project the rate or timing of increases, if any, in the use of our Web site accurately or in a timely manner to permit us to effectively upgrade and expand our transaction-processing systems or to integrate smoothly any newly developed or purchased modules with our existing systems.

   We Have Grown Very Rapidly, and We Need to Manage Changing and Expanding Operations

   We have rapidly and significantly expanded our operations, and anticipate that we will continue to expand. Our number of employees has grown from 85 on December 31, 1998 to 658 on July 2, 2000. This growth has placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We will not be able to implement our business strategy in a rapidly evolving market without an effective planning and management process. We will not be able to increase revenues unless we continue to improve our transaction-processing, operational, financial and managerial controls and reporting systems and procedures, expand, train and manage our work force and manage multiple relationships with third parties. Many of our senior management have no prior senior management experience at public companies, and none of our executive officers have prior management experience in the healthcare or retail drugstore industry.

   Expanding the Breadth and Depth of Our Product and Service Offerings Is Expensive and Difficult, and We May Receive No Benefit From Our Expansion

   We intend to expand the breadth and depth of our product and service offerings by promoting new or complementary products or sales formats. We cannot be certain that these new offerings will generate sufficient revenues for the costs involved. Expansion of our offerings in this manner could require significant additional expenditures and could strain our management, financial and operational resources. For example, we may need to incur significant marketing expenses, develop relationships with new fulfillment partners or manufacturers, or comply with new regulations. We cannot be certain that we will be able to expand our product and service offerings in a cost-effective or timely manner. Furthermore, any new product or service offering or sales format that is not favorably received by consumers could damage the reputation of our brand. The lack of market acceptance of such efforts or our inability to generate satisfactory revenues from such expanded offerings to offset their cost could harm our business. Finally, our agreement with Amazon.com contains prohibitions that limit our ability to work with other companies in markets for products and services that are competitive with those offered by Amazon.com, although we are able to sell products and services in these markets ourselves. See "Our Relationship With Amazon.com May Restrict Some of Our Activities."

   Our Relationship With Amazon.com May Restrict Some of Our Activities

   Our relationship with Amazon.com may restrict our activities and is subject to change. We entered into a technology license and advertising agreement in August 1998 with Amazon.com. In addition, in January 2000 we entered into a three-year agreement with Amazon.com to integrate various shopping features of our Web sites and create a persistent drugstore.com shopping presence on the Amazon.com Web site. Amazon.com is currently our largest stockholder and Jeffrey P. Bezos, Amazon.com's chairman of the board and chief executive officer, is a member of our board of directors. Our relationship with Amazon.com has received significant media attention, but the parties' obligations to provide support to each other are limited.

   Pursuant to these agreements, each party has committed to providing the other with advertising on our respective Web sites. The agreement we entered into in January 2000 contains provisions restricting the percentage of total revenues we can obtain from the sale on our Web site of products or services other than health, beauty, wellness, personal care and pharmaceutical products. We may not assign this agreement without Amazon.com's consent. Under the technology license and advertising agreement, we are restricted from promoting on our Web site any company that sells products or services competitive with those that Amazon.com offers or is preparing to produce or market. If we were acquired by a competitor of Amazon.com and Amazon.com did not vote in favor of the transaction, we would lose our rights to advertise on Amazon.com's Web site and to use Amazon.com's technology (if we are then using any). In addition, we have agreed not to sell advertising on our Web site to any company that sells products or services competitive with those offered by Amazon.com, although the sale of advertising on our Web site is not presently, and is not expected to be, part of our business strategy.

   In addition, due to Amazon.com's significant ownership of our common stock, it will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. For more information about our relationship with Amazon.com, see Related Transactions.

   Our Relationship with Rite Aid Involves Many Risks and May Restrict Our Ability to Promote, Contract With, or Operate Traditional Retail Stores

   In June 1999, we entered into a series of agreements with Rite Aid. These agreements involve many aspects of our businesses and the operation of our respective Web sites, the fulfillment of orders and the extension of Rite Aid's insurance relationships to cover prescriptions processed by us. This type of arrangement is complex and requires a great deal of effort to operate successfully. As a result, there are many risks related to these arrangements, including some that we may not have foreseen. It is difficult to assess the likelihood of occurrence of these risks, including the lack of success of the overall arrangement to meet the parties' objectives. In the event that we do not realize the intended benefits of these relationships, we will have expended a great deal of time and effort that could have been directed to more beneficial activities. In addition, customer perceptions and our business may be adversely impacted if these relationships are not successful.

   While Rite Aid has committed to promoting drugstore.com in its stores and in its advertising, we do not control the choice of ads that will feature us and this form of advertising may not result in additional drugstore.com customers. While the Rite Aid relationship substantially broadens our ability to provide prescription medications to consumers with insurance reimbursement plans, it may not allow all of our potential customers to purchase these medications from drugstore.com and receive insurance reimbursement, which could adversely affect consumer perceptions and our revenues. We have agreed not to promote any other traditional chain drugstore or operate one ourselves. We have also agreed not to contract with another traditional retail store to fill pharmacy product orders we receive unless a Rite Aid store is not conveniently located. These restrictions could limit our flexibility and ability to grow our business if our relationship with Rite Aid does not develop successfully.

   Rite Aid has received significant negative publicity regarding its financial situation following its announcements regarding the restructuring and extension of its banking facilities, including amendments to financial covenants, the restatements of its 1999 and 1998 financial statements and the resignation of its independent auditors in November 1999. Rite Aid has since engaged new auditors and made significant changes to its senior management team. Our relationship with Rite Aid is important to us, particularly in our pharmacy fulfillment operations and in our ability to obtain insurance reimbursement coverage for our customers. If Rite Aid's financial condition were to worsen, it may be unable to continue to fulfill its obligations to us under our agreements, and this would have an adverse effect on our business. In addition, negative publicity regarding Rite Aid could negatively affect the drugstore.com brand and our stock price.

   Our relationship with PCS was established at the same time as, and in connection with, our relationship with Rite Aid. Rite Aid recently entered into a definitive agreement to sell PCS to Advanced Paradigm. Advanced Paradigm may not demonstrate the same level of commitment to our relationship with PCS as Rite Aid.

   Rite Aid currently owns approximately 14.2% of our outstanding common stock assuming that each share of our Series 1 preferred stock has been converted into 100 shares of our common stock. As a result, Rite Aid will continue to be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

   We Are Dependent on Our Strategic Relationships to Help Promote Our Web Site and Expand Our Product Offerings; If We Fail to Maintain or Enhance These Relationships, Our Development Could Be Hindered

   We believe that our strategic relationships with Amazon.com, Rite Aid, PCS and GNC as well as portals and third party distributors are critical to attract customers, facilitate broad market acceptance of our products and the drugstore.com brand and enhance our sales and marketing capabilities. If we are unable to develop or maintain key relationships, our ability to attract customers would suffer and our business would be adversely affected. In addition, we are subject to many risks beyond our control that influence the success or failure of our strategic partners. Our business could be harmed if any of our key strategic partners were to experience financial or operational difficulties or if other corporate developments adversely affect their performance under our agreements.

   We Face Uncertainty Related to Pharmaceutical Costs and Pricing, Which Could Affect Our Revenues and Profitability

   We expect that pharmacy sales will account for a significant percentage of our total sales. Sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations (HMOs), PBMs and other organizations. Because these organizations are traditionally focused on reduced cost to employer groups, whereas we are focused more on direct customer service, we must devote time and resources to develop third-party payor confidence in our approach.

   In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. The efforts of third-party payors to contain costs will place downward pressures on profitability from sales of prescription drugs. Our revenues from prescription drug sales may also be affected by health care reform initiatives of federal and state governments, including proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs, changes in programs providing for reimbursement for the cost of prescription drugs by third-party payors and regulatory changes related to the approval process for prescription drugs. Such initiatives could lead to the enactment of federal and state regulations that may adversely impact our prescription drug sales.

   We cannot be certain that our products or services will be considered cost effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize a profit.

   Competition From Both Traditional and Online Retailers May Result in Price Reductions and Decreased Demand for Our Products and Services

   We compete in a market that is highly competitive and expect competition to intensify in the future. We currently or potentially compete with a variety of companies, many of which have significantly greater financial, technical, marketing and other resources. These competitors include (1) various online stores that sell pharmaceutical as well as over-the-counter drug and health, wellness, beauty and personal care items; (2) mail service pharmacies; and (3) existing drugstores. Most of these drugstores, which include national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass market retailers, independent drugstores and local merchants, have existed for a longer period, have greater financial resources, have established marketing relationships with leading manufacturers and advertisers, and have secured greater presence in distribution channels. Some of these companies may also commence or expand their presence on the Internet. We also compete with hospitals, HMOs and mail order prescription drug providers, all of whom are or may begin offering products and services over the Internet. Finally, we are aware of numerous other smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete directly with those offered at drugstore.com.

   We believe that there may be a significant advantage in establishing a large customer base before our competitors do so. If we fail to attract and retain a large customer base and our competitors establish a more prominent market position relative to ours, this could inhibit our ability to grow.

   We also believe we may face a significant competitive challenge from our competitors forming alliances with each other. Our direct online competitors may form partnerships with PBMs, HMOs or chain drugstores. For example, PlanetRx, an online pharmacy, has formed an alliance with Express Scripts, a PBM. The combined resources of these partnerships could pose a significant competitive challenge to drugstore.com. In addition, certain PBMs and HMOs could form alliances with our competitors that would prevent them from also entering into relationships with drugstore.com. Our inability to partner with a major PBM or HMO could be a major competitive disadvantage to us.

   We believe the principal factors that will draw end users to an online shopping application include brand availability, selection, personalized services, convenience, price, accessibility, customer services, quality of search tools, quality of content, and reliability and speed of fulfillment for products ordered. We will have little or no control over how successful our competitors are in addressing these factors. In addition, with little difficulty, our online competitors can duplicate many of the products, services and content offered on our site.

   Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share.

   Acquisitions Could Result in Dilution, Operating Difficulties and Other Harmful Consequences

   If appropriate opportunities present themselves, we intend to acquire complementary or strategic businesses, technologies, services or products. For example, we recently acquired Beauty.com, an online retailer of prestige beauty products. The process of integrating an acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company may also require significant management resources that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized or may depend on the continued service of acquired personnel who could choose to leave. We currently do not have any understandings, commitments or agreements with respect to any other acquisition and no other material acquisition is currently being pursued. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business.

   Our Systems, Operations, and Our Distribution Center, Are Vulnerable to Natural Disasters and Other Unexpected Problems

   Substantially all of our computer and communications hardware is located at our leased facility in Bellevue, Washington and our systems infrastructure is hosted at an Exodus Communications facility in Tukwila, Washington. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, earthquakes and similar events. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We do not currently have redundant systems or a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate for all losses that may occur. Our distribution center in New Jersey also faces these risks.

   We depend on the efficient operation of Internet connections from customers to our systems. These connections, in turn, depend on the efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with our applications and services and harm our sales.

   We retain confidential customer and patient information in our processing centers. Therefore, it is critical that our facilities and infrastructure remain secure and that our facilities and infrastructure are perceived by the marketplace to be secure. A material security breach could damage our reputation or result in liability to us.

   Governmental Regulation of Our Business Could Require Significant Expenses, and Failure to Comply With Certain Regulations Could Result in Civil and Criminal Penalties

   Our business is subject to extensive federal, state and local regulations. In particular, entities engaging in the practice of pharmacy are subject to federal and state regulatory and licensing requirements. Regulations in this area often require subjective interpretation, and we cannot be certain that our attempts to comply with these regulations will be deemed sufficient by the appropriate regulatory agencies. Violations of any regulations could result in various civil and criminal penalties, including suspension or revocation of our licenses or registrations, seizure of our inventory, or monetary fines, which could adversely affect our operations.

   We are also subject to laws and regulations regarding homeopathic drugs, and we may face enforcement actions, lawsuits or claims asserting that we have not complied with these laws and regulations. As we expand our product and service offerings, more of our products and services will likely be subject to regulation by the FDA, which regulates drug advertising and promotion. Complying with FDA regulations is time consuming, burdensome and expensive, and could delay our introduction of new products or services.

   The U.S. House of Representatives Committee on Commerce and the General Accounting Office are conducting a review of online pharmacies, including the current laws that govern pharmacy operations, and the potential for abuses by some online sites, focusing on those that do not require the submission of a valid prescription issued by the customer's physician. In addition, in December 1999 the Clinton administration announced a proposal to eliminate illegal sales of prescription drugs over the Internet by unlicensed Web site operators. If approved by Congress, the proposal would, among other things, establish new federal requirements for Internet pharmacies to ensure that they comply with state and federal laws, create new civil penalties for the illegal sale of pharmaceuticals, and authorize additional federal enforcement powers. We believe that any regulations resulting from these investigations or the Clinton administration's proposal will likely result in increased reporting and monitoring requirements, which could be burdensome and increase our expenses. Other legislation and regulations currently being considered at the federal and state level could affect our business, including legislation or regulations relating to confidentiality of patient records, including electronic access and storage of such records, as well as the inclusion of prescription drugs as a Medicare benefit. In addition, various state legislatures are considering new legislation related to the regulation of nonresident pharmacies. Compliance with new laws or regulations could increase our expenses.

   The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions by the year 2000. Regulations have been proposed to implement these requirements, and we are designing our applications to comply with the proposed regulations. However, until these regulations become final, possible changes in these regulations could cause us to use additional resources and lead to delays as we revise our Web site and operations.

   Until recently, Health Care Financing Administration guidelines prohibited transmission of Medicare eligibility information over the Internet. We are also subject to extensive regulation relating to the confidentiality and release of patient records. Additional legislation governing the distribution of medical records exists or has been proposed at both the state and federal level. It may be expensive to implement security or other measures designed to comply with any new legislation. Moreover, we may be restricted or prevented from delivering patient records electronically. This could have an adverse impact on our ability to gain and retain customers.

   Failure to Attract and Retain Experienced Personnel and Senior Management Could Hurt Our Ability to Grow Our Business

   We intend to continue to hire a significant number of additional sales, support and marketing personnel, as well as pharmacists, software developers and personnel to staff our recently established distribution facility. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and senior management. None of our employees is bound by an employment agreement for any specific term. We do not have "key person" life insurance policies covering any of our employees. In addition, none of the members of our senior management team have prior experience in the healthcare industry or in drugstore operations.

   We Cannot Be Certain That We Will Be Able to Protect Our Intellectual Property, and We May Be Found to Infringe Proprietary Rights of Others, Which Could Harm Our Business

   We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our sales formats or to obtain and use information that we regard as proprietary, such as the technology used to operate our Web site, our content and our trademarks.

   We have filed applications for U.S. trademark registrations for "drugstore.com" and twelve other trademarks. We may be unable to secure these registrations. It is also possible that our competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term drugstore.com or our other trademark applications. Any claims or customer confusion related to our trademarks, or our failure to obtain any trademark registration, could negatively affect our business.

   Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, we may in the future sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

   Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all.

   We May Not Be Able to Protect Our Domain Names In All Countries or Against All Infringers, Which Could Decrease the Value of Our Brand Name and Proprietary Rights

   We currently hold the Internet domain name "drugstore.com," as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "drugstore.com" domain name in all of the countries in which we conduct business.

   The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our brand name, trademarks and other proprietary rights.

   We May Face Liability for Content on Our Web Site

   Because we post product information and other content on our Web site, we face potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that we post. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business.

   Our Officers, Directors and Certain Existing Stockholders Control the Majority of Our Common Stock, Which Could Discourage an Acquisition of Us or Make Removal of Incumbent Management More Difficult

   Executive officers, directors and entities affiliated with them, in the aggregate, beneficially own approximately 62% of our outstanding common stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, Amazon.com beneficially owns approximately 22.7% and Rite Aid beneficially owns 14.2% of our outstanding common stock. In each case, the percentage is calculated assuming that each outstanding share of our Series 1 preferred stock has been converted into 100 shares of our common stock. Therefore, Amazon.com and Rite Aid can each significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Amazon.com's substantial equity stake in drugstore.com could also make us a much less attractive acquisition candidate to potential acquirors, because Amazon.com alone could have sufficient votes to prevent the tax-free treatment of an acquisition.

   Our Net Sales Would Be Harmed if We Experience Significant Credit Card
   Fraud

   A failure to adequately control fraudulent credit card transactions would harm our net sales and results of operations because we do not carry insurance against this risk. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

   Certain Antitakeover Provisions and Significant Equity Ownership by Amazon.com and Rite Aid Could Preclude an Acquisition

   Provisions of our certificate of incorporation, bylaws, Washington law and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Further, because Amazon.com and Rite Aid each own a significant percentage of our capital stock, a competitor of Amazon.com or Rite Aid as well as other potential acquirors could determine not to merge with or acquire us. In addition, if we were acquired by an Amazon.com competitor and Amazon.com did not vote in favor of the transaction, we would lose our rights to promotional placements on Amazon.com's Web site, and to use Amazon.com's technology (if we are then using any). The potential loss of these rights could inhibit offers to acquire us.

Risks Related to Internet Commerce

   We Depend on Continued Use of the Internet and Growth of the Online Drugstore Market

   Our future revenues and profits, if any, substantially depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce.

   In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services.

   Further, the online market for drugstore products is in its infancy. The market is significantly less developed than the online market for books, auctions, music, software and numerous other consumer products. Even if use of the Internet and electronic commerce continues to increase, the rate of growth, if any, of the online drugstore market could be significantly less than the online market for other products. Our rate of revenue growth could therefore be significantly less than other online merchants.

   If We Are Required To Collect Taxes In Additional Jurisdictions On The Products We Sell, We May Be Subject To Liability For Past Sales And Our Future Sales May Decrease

   In accordance with current industry practice, we do not currently collect sales taxes or other taxes with respect to shipments of goods into states other than Washington. Our new distribution center, and any future distribution centers, along with other aspects of our evolving business, may result in additional sales and other tax obligations. One or more states or the federal government may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies which engage in electronic commerce as we do. Moreover, one or more states or the federal government could begin to impose sales taxes on sales of prescription products (which are not generally taxed at this time). If so, customers who order prescriptions at our Web site and pick them up at a Rite Aid store would be required to pay sales tax. A successful assertion by one or more states or the federal government that we should collect sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business.

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

   Recent federal legislation limits the imposition of U.S. state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act, which places a three-year moratorium on state and local taxes on Internet access, unless such tax was already imposed prior to October 1, 1998, and on discriminatory taxes on electronic commerce. There is a possibility that Congress may not renew this legislation in 2001. If Congress chooses not to renew this legislation, U.S. state and local governments would be free to impose new taxes on electronically purchased goods. The imposition of taxes on goods sold over the Internet by U.S. states and local government would create administration burdens for us and decrease our future sales.

   If We Do Not Respond to Rapid Technological Changes, Our Services Could Become Obsolete and Our Business Would Be Seriously Harmed

   As the Internet and online commerce industry evolve, we must license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our Web store, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to do so, it could adversely impact our ability to build the drugstore.com brand and attract and retain customers.

   Governmental Regulation of the Internet and Data Transmission Over the Internet Could Affect Our Business

   Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the U.S. Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. In particular, many government agencies and consumers are focused on the privacy and security of medical and pharmaceutical records. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing privacy, libel and taxation apply to Internet stores such as ours. The rapid growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online and in particular companies that fill prescriptions or maintain medical or pharmaceutical records. The adoption or modification of laws or regulations relating to Internet businesses could adversely affect our ability to attract and serve customers.

Risks Related to Our Stock Price

   Our Stock Price is Likely to Continue to Fluctuate, Which Could Result in Substantial Losses for Investors

   The market price of our common stock has been and is likely to continue to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a number of factors, some of which are beyond our control, and these fluctuations could result in substantial losses for investors. Factors that could cause our stock price to fluctuate include:

  .  Quarterly variations in operating results;

  .  Changes in financial estimates by securities analysts;

  . Announcements by us or our competitors concerning new products, significant contracts, acquisitions or strategic relationships;

  . Publicity about our company, our products and services, our strategic partners, our competitors, the online pharmacy industry, or e-commerce in general;

  .  Additions or departures of key personnel;

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

  .  Any future sales of our common stock or other securities; and

  . Stock market price and volume fluctuations of publicly-traded companies in general and Internet-related companies in particular.

   The trading prices of Internet-related companies and e-commerce companies in particular have been especially volatile and many are at or near historical highs. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our business and operating results.

   The Registration of 13,411,407 Shares of Our Common Stock Hereby, and Subsequent Sales of the Common Stock We Are Registering Could Adversely Affect Our Stock Price and Our Ability To Raise Funds in New Equity Offerings

   We are registering 13,411,407 shares, or approximately 20%, of our common stock outstanding (assuming conversion of our Series 1 preferred stock), pursuant to the registration statement of which this prospectus is a part. Although 5,606,646 shares of the common stock we are registering cannot be sold pursuant to lock-up agreements for a period starting on July 30, 2000 and ending 180 days after the effective date of the registration statement of which this prospectus is a part, the availability for sale, and future sales, of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market price for our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, and the documents incorporated by reference into this prospectus, contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance and include, but are not limited to, statements concerning:

  . The anticipated benefits and risks of our key strategic partnerships, business relationships and acquisitions;

  .  Our ability to attract and retain customers;

  . The anticipated benefits and risks associated with our business strategy, including those relating to our distribution and fulfillment strategy and our current and future product and service offerings;

  .  Our future operating results and the future value of our common stock;

  . The anticipated size or trends of the market segments in which we compete and the anticipated competition in those markets;

  .  Potential government regulation; and

  . Our future capital requirements and our ability to satisfy our capital needs.

   Furthermore, in some cases, you can identify forward-looking statements by terminology such as may, will, could, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any

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

other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

   Of the 13,411,407 shares registered under the prospectus that is part of this registration statement, 5,606,646 shares, or approximately 42% of the shares we are registering, may not be sold for a period starting on July 30, 2000 and ending 180 days after the effective date of this registration statement pursuant to lock-up agreements we entered into with some of our shareholders in connection with our recent private placement. For a more detailed description of the lock-up agreements, see "Plan of Distribution" below.

   July 30, 2000 Private Placement. We issued 12,695,253 of the shares registered under the prospectus that is part of this registration statement to the selling stockholders in a private placement exempt from the registration requirements of the Securities Act under Section 4(2). We issued 8,101,264 shares of common stock pursuant to a stock purchase agreement dated July 30, 2000. An additional 4,593,989 of these shares are issuable upon conversion of the 45,939.89 shares of Series 1 preferred stock pursuant to a preferred stock purchase agreement dated July 30, 2000. The stock purchase agreements are attached to the registration statement of which this prospectus is a part as Exhibits 10.1 and 10.2. Each share of the Series 1 preferred stock will automatically convert into 100 shares of our common stock immediately upon stockholder approval, subject to adjustment for stock splits, stock dividends, recapitalization or other similar circumstances. See "Description of Capital Stock" for a more detailed description of the Series 1 preferred stock.

   Pursuant to obligations under the stock purchase agreements, we agreed to file a registration statement covering the resale of the common stock originally issued under the stock purchase agreement and the common stock issued through the conversion of the Series 1 preferred stock, by filing a Registration Statement on Form S-3 and a related prospectus with the SEC. We agreed to keep the registration statement effective until the earlier of the date that all of the common stock covered by the registration statement has been sold or the date that is 18 months after the effective date of the registration statement. We will extend the time that this prospectus is effective if during this 18-month period we suspend the use of this prospectus. We are filing this prospectus, and the registration statement of which it is part, because of our obligations under the stock purchase agreements.

   Beauty.com. We issued 716,154 shares registered under the registration statement of which this prospectus is a part to the selling stockholders in connection with our acquisition of Beauty.com, Inc. on February 2, 2000. We agreed to permit these selling stockholders to register their shares under this registration statement.

                           SELLING STOCKHOLDERS TABLE

   The following table sets forth the name of each selling stockholder and the number of shares owned by each stockholder that may be offered pursuant to this prospectus. This information has been obtained from the selling stockholders. The selling stockholders may offer all, some or none of the common stock listed below. Because the selling stockholders may offer all, some or none of the common stock, no estimate can be given as to the amount or percentage of the common stock that will be held by the selling stockholders upon termination of any of the sales. None of the selling stockholders has, or in the past three years has had, any position, office, or other material relationship with us except as indicated in the footnotes below and in "Relationships with Selling Stockholders."

                          Number of Shares Number of Shares of
                            Common Stock      Common Stock
                           Registered for     Beneficially     Percentage of Common
Name(1)                    Sale Hereby(2)       Owned(3)       Stock Outstanding(3)
-------                   ---------------- ------------------- --------------------
Amazon.com, Inc.(4).....       607,594         15,463,339              22.7%
L. John Doerr(5)........     1,012,658         11,083,903              16.9%
Kleiner Perkins Caufield
 & Byers(6).............     3,037,974         10,071,245              15.3%
Baron Asset Fund(7).....     3,037,974          3,037,974               4.6%
Integral Capital
 Partners(8)............     3,037,975          3,037,975               4.6%
Vulcan Ventures
 Incorporated(9)........       543,357          2,809,646               4.3%
Hearst Communications,
 Inc.(10)...............     1,012,658          1,012,658               1.5%
Maveron Equity Partners,
 L.P.(11)...............       405,063          1,592,246               2.4%
Roger L. Barnett(12)....       570,000          1,079,655               1.6%
Elie L. Abouzakhm(13)...        50,040             55,754                 *
Kevyn Aucoin(14)........        47,056             52,430                 *
Hara Glick(15)..........        28,169             30,671                 *
Bernadette Selim
 Abouzakhm(16)..........         6,255              6,969                 *
Ari Goldberger(17)......         6,255              6,969                 *
KPE Inc.(18)............         4,342              4,838                 *
Fabien Baron(19)........         2,712              3,022                 *
Iman Abdulmajid(20).....           679                757                 *
Eric Sakas(21)..........           425                474                 *
Marc Landis(22).........           221                246                 *

--------
  *   less than 1%
 (1) The name of the selling stockholders and the number of securities held by the selling stockholders may be amended subsequent hereto pursuant to Rule 424(b) of the Securities Act of 1933, as amended. Shares to be registered held by affiliated persons and entities have been added together for purposes of this chart, except the shares of Series 1 preferred stock held individually by L. John Doerr, a general partner of KPCB VIII Associates and KPCB VII Associates, L.P.
 (2) Consists of the number of shares of common stock issued to the selling stockholder that are registered for sale hereby. Includes the number of shares of common stock that will be issued to selling stockholders who hold Series 1 preferred stock upon conversion of the Series 1 preferred stock. It assumes a conversion ratio of one share of Series 1 preferred stock to 100 shares of common stock. This conversion ratio is subject to adjustment. See "Description of Capital Stock" for a description of the Series 1 preferred stock and possible adjustments to the conversion ratio.

 (3) Percentage ownership is based on 65,763,196 shares of our common stock, representing 61,169,207 total shares of our common stock outstanding as of August 31, 2000 plus the 4,593,989 shares of common stock that we may issue upon conversion of the Series 1 preferred stock assuming a conversion ratio of 100 shares of common stock to one share of Series 1 preferred stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after August 31, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. We have included the shares of common stock that we may issue to a person upon conversion of the Series 1 preferred stock owned by that person because we believe that the Series 1 preferred stock will become convertible into common stock within 60 days after August 31, 2000. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (4) Shares registered for sale hereby consist of 607,594 shares of common stock held by Amazon.com NV Investment Holdings, Inc., a wholly-owned subsidiary of Amazon.com. Shares beneficially owned consist of 12,355,745 shares of common stock held by Amazon.com, Inc., 607,594 shares of common stock held by Amazon.com NV Investment Holdings, Inc., and 2,500,000 shares of common stock subject to a warrant exercisable within 60 days of August 31, 2000 issued to Amazon.com, Inc. All shares registered for sale are subject to the lock-up agreement described above until 180 days after the date of the effectiveness of the registration statement. Jeffrey P. Bezos is a director of drugstore.com and is the Chairman of the Board and Chief Executive Officer of Amazon.com, Inc.

 (5) Shares registered for sale hereby consist of 1,012,658 shares of common stock issuable upon conversion of 10,126.58 shares of Series 1 preferred stock. Shares beneficially owned consist of 6,313,633 shares of common stock held by Kleiner Perkins Caufield & Byers VIII, L.P. (KPCB VIII), 365,600 shares of common stock held by KPCB VIII Founders Fund, L.P., 351,538 shares of common stock held by KPCB Life Sciences Zaibatsu Fund II, L.P. and 2,500 shares of common stock held by KPCB IX Associates, L.P. Shares beneficially owned also include 3,037,974 shares of common stock issuable upon conversion of 28,715.70 shares of Series 1 preferred stock held by KPCB VIII and 1,664.04 shares of Series 1 preferred stock held by KPCB VIII Founders Fund, L.P. KPCB VIII and KPCB VIII Founders Fund, L.P. are wholly controlled by KPCB VIII Associates, L.P. KPCB Life Sciences Zaibatsu Fund II, L.P. is wholly controlled by KPCB VII Associates, L.P. All shares registered for sale are subject to the lock-up agreement described above until 180 days after the date of effectiveness of the registration statement. L. John Doerr is a general partner of KPCB VIII and KPCB VII Associates, L.P., and is also a director of drugstore.com. Mr. Doerr disclaims beneficial ownership of the shares held by the KPCB entities except to the extent of his pecuniary interest in those shares.

 (6) Shares registered for sale hereby consist of 3,037,974 shares of common stock issuable upon conversion of 28,715.70 shares of Series 1 preferred stock held by KPCB VIII and 1,664.04 shares of Series 1 preferred stock held by KPCB VIII Founders Fund, L.P. Shares beneficially owned consist of 6,313,633 shares of common stock held by KPCB VIII, 365,600 shares of common stock held by KPCB VIII Founders Fund, L.P., 351,538 shares of common stock held by KPCB Life Sciences Zaibatsu Fund II, L.P. and
      2,500 shares of common stock held by KPCB IX Associates, L.P.. Shares beneficially owned also include 3,037,974 shares of common stock issuable upon conversion of 28,715.70 shares of Series 1 preferred stock held by KPCB VIII and 1,664.04 shares of Series 1 preferred stock held by KPCB VIII Founders Fund, L.P. KPCB VIII and KPCB VIII Founders Fund, L.P. are wholly controlled by KPCB VIII Associates, L.P. KPCB Life Sciences Zaibatsu Fund II, L.P. is wholly controlled by KPCB VII Associates, L.P. All shares registered for sale are subject to the lock-up agreement described above until 180 days after the date of effectiveness of the registration statement. Brook H. Byers and L. John Doerr, each a general partner of KPCB VIII Associates and KPCB VII Associates, L.P., are both directors of drugstore.com. Mr. Byers and Mr. Doerr each disclaim beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in those shares.
 (7) Shares registered for sale and shares beneficially owned consist of 405,063 shares of common stock held by Baron Asset Fund on behalf of the Baron iOpportunity Fund series, 2,227,848 shares of common stock held by Baron Asset Fund on behalf of the Baron Growth Fund series and 405,063 shares of common stock held by Baron Capital Funds Trust on behalf of the Baron Capital Asset Fund series.
 (8) Shares registered for sale hereby and shares beneficially owned consist of 2,151,028 shares of common stock held by Integral Capital Partners IV, L.P., 10,160 shares of common stock held by Integral Capital Partners IV MS Side Fund, L.P., 866,444 shares of common stock held by Integral Capital Partners V, L.P. and 10,343 shares of common stock held by Integral Capital Partners V Side Fund, L.P.

 (9) Shares registered for sale and shares beneficially owned include 543,357 shares of common stock issuable upon conversion of 5,433.57 shares of Series 1 preferred stock. All shares registered for sale are subject to the lock-up agreement described above until 180 days after the date of the effectiveness of the registration statement. William D. Savoy is a director of drugstore.com and is the president of Vulcan Ventures, a venture capital firm wholly-owned by Paul Allen. Mr. Savoy disclaims beneficial ownership of shares held by Vulcan Ventures except to the extent of his pecuniary interest in those shares.

(10) William R. Hearst III, a director of the Hearst Corporation, the parent of Hearst Communications, Inc., is a partner in Kleiner Perkins Caufield & Byers, one of the selling stockholders pursuant to the registration statement of which this prospectus is a part and a holder of approximately 15.3% of drugstore.com's outstanding common stock, as described in the table above.
(11) All shares registered for sale are subject to the lock-up agreement described above until 180 days after the date of effectiveness of the registration statement. Howard Schultz is a director of drugstore.com and one of two founding members of Maveron LLC and is one of two members of a limited liability company that serves as a general partner of Maveron LLC's affiliated venture capital fund, Maveron Equity Partners, L.P. Mr. Schultz disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in those shares.
(12) Shares beneficially owned include 110,652 shares of common stock held in escrow by us pursuant to agreements in connection with our acquisition of Beauty.com. Roger L. Barnett was the Chief Executive Officer of Beauty.com at the time we acquired it in February 2000.
(13) Shares beneficially owned include 5,714 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(14) Shares beneficially owned include 5,374 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(15) Shares beneficially owned include 2,502 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(16) Shares beneficially owned include 714 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(17) Shares beneficially owned include 714 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(18) Shares beneficially owned include 496 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(19) Shares beneficially owned include 310 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(20) Shares beneficially owned include 78 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(21) Shares beneficially owned include 49 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.
(22) Shares beneficially owned include 25 shares of common stock held in escrow by us pursuant to agreements entered into in connection with our acquisition of Beauty.com.

                                 RELATIONSHIPS
                           WITH SELLING STOCKHOLDERS

   Amazon.com. We have a strategic relationship with Amazon.com whereby Amazon.com advertises our Web services. We believe that the benefits of our relationship with Amazon.com include their advertising our Web site and the beneficial aspects of our being associated with one of the premier e-commerce companies. Amazon.com is our largest stockholder, and Jeffrey P. Bezos, Amazon.com's chairman of the board and chief executive officer, is a member of our board of directors. As part of our relationship with Amazon.com, we entered into a technology license and advertising agreement. This agreement extends for ten years and can be terminated for breach or in the event that we are acquired by a competitor of Amazon.com. This agreement contains provisions generally relating to the sharing of technology and technical support; however, we have decided to develop our own technology and there has been no exchange of technology by either party to date. Specifically, this agreement provides for the license of substantially all of each company's technology to the other for use within their respective businesses that may be developed through August 10, 2008. Neither company may use the other's technology to compete against the other. Each party has committed to providing the other with advertising on our respective Web sites through the term of the agreement as mutually agreed upon. In addition, we agreed not to place advertisements competitive to Amazon.com's business on our site. We have also agreed not to sell advertising on our Web site to, link our Web site to, or promote on our Web site any company that sells products or services competitive with those that Amazon.com offers or that Amazon.com is preparing to produce or market. We are currently restricted with respect to books, music, videos, electronics, toys, home improvement products, software, gift centers, cards, auctions and third party marketplace services through which third parties may advertise and sell products or services. If Amazon.com expands into other areas this may further limit the companies we can promote on our Web site. If we are acquired by an Amazon.com competitor and Amazon.com does not vote in favor of the transaction, we would lose our rights to advertise on Amazon.com's Web site, to restrict Amazon.com's ability to compete in the online drugstore business, and to use Amazon.com's technology (if we are then using any).

   On January 24, 2000, we entered into an agreement with Amazon.com to integrate various shopping features of our Web site and to create a drugstore.com shopping presence on Amazon.com's Web site. Amazon.com has agreed to promote the drugstore.com health and beauty product section of its Web site to its customer base in a manner similar to its efforts with respect to its other product sections. Under the agreement, the parties will also work to implement additional features on the Amazon.com Web site designed to improve customer shopping experiences, including integrated search and browse capabilities and a shared shopping basket. The agreement also contains exclusivity provisions restricting (1) the percentage of total revenues we can obtain from the sale on our Web site of products or services other than health, beauty (including cosmetics, fragrance, bathing and hair and skin care products), wellness, personal care and prescription drug products, and (2) the percentage of revenues Amazon.com or any other Amazon.com marketing partner can receive from the sale of these types of products on its Web site other than through its relationship with us. Under the original agreement, we agreed to pay Amazon.com a total of $105.0 million over the three-year term of the agreement. Concurrently with this agreement, we sold Amazon.com
1,066,667 shares of our common stock in a private placement transaction for $28.125 per share, or approximately $30 million in the aggregate. In June 2000, we agreed with Amazon.com to restructure the payments to decrease the payments in the second and third year of the contract to $15.0 million each year and to include performance-based payments. Amazon.com also received a warrant to purchase 2,500,000 shares of drugstore.com stock at $4.9375 per share. The agreement may be terminated for breach or in certain other events.

   Vulcan Ventures. In May 1999, we issued a convertible promissory note convertible into 2,266,289 shares of Series D preferred stock to Vulcan Ventures in exchange for $40 million in cash and an obligation to provide cable television advertising valued at $5 million. The note was converted into 2,266,289 shares of Series D preferred stock in June 1999.

                              PLAN OF DISTRIBUTION

   Shares of our common stock held by the selling stockholders and covered by this prospectus and, if applicable, any prospectus supplement, may be offered and sold from time to time by the selling stockholders in one or more transactions. These transactions may involve crosses or block transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders, which term includes their transferees, pledgees or donees or their successors, may sell the shares being offered here as follows:

  . on any of the United States securities exchanges or quotation services where the common stock is listed or quoted at the time of the sale, including the Nasdaq National Market where our common stock is listed;

  . in transactions otherwise than on the exchanges or services described above;

  .  in the over-the-counter market;

  . in negotiated transactions or otherwise, including an underwritten offering;

  .  in connection with short sales of our shares;

  . by pledge or by grant of a security interest in the shares to secure debts and other obligations;

  . through the writing of options, whether the options are listed on an option exchange or otherwise;

  . in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

  . through the distribution of the shares by any selling stockholder to its partners, members or stockholders; or

  .  in a combination of any of the above transactions.

   In connection with the sale of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the common stock and deliver these securities to close out these short positions. They also may loan or pledge the common stock to broker-dealers that in turn may sell the common stock.

   The selling stockholders may sell their shares at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders will receive the proceeds from the sale of their shares, less discounts, commissions and other expenses. We will not receive any proceeds from any sales of the common stock by the selling stockholders. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the common stock to be made directly through agents.

   The selling stockholders may sell their shares directly to purchasers or may use underwriters, broker-dealers or agents to sell their shares. Underwriters, broker-dealers or agents who sell the shares may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or they may receive compensation from the purchasers of the shares for whom they acted as agents or to whom they sold the shares as principal, or both. The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of their common stock may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, commissions, concessions or profits received by these underwriters, broker-dealers or agents on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders, who are "underwriters" within the meaning of the Securities Act, will be subject to the prospectus delivery requirements of the Securities Act.

   Contemporaneously with the execution of the common stock purchase agreement and the preferred stock purchase agreement on July 30, 2000, most of our directors, officers, and some of our stockholders entered into lock-up agreements with us. The lock-up agreements generally provide that the persons or entities signing the lock-up agreement will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them or otherwise transfer the risk of ownership of our Common Stock, subject to various exclusions including transactions related to shares acquired in the open market and specific transfers to related entities, affiliates or immediate family members, for a period starting on July 30, 2000 and ending 180 days after the effective date of the registration statement of which this prospectus is a part. Pursuant to the common stock purchase agreement, we agreed not to waive the lock-up agreements with any holders of our common stock without having obtained the consent of the holders of sixty-seven percent of the common stock issued pursuant to the common stock purchase agreement. We also agreed not to waive any lock-up agreement with respect to a particular person without waiving the lock-up agreements with respect to all covered persons. 46,331,017 shares, including 2,500,000 shares which can be purchased by Amazon.com pursuant to a warrant we granted to them and various other vested options exercisable within 60 days of August 31, 2000 and representing approximately 68% of our common stock outstanding, are subject to lock-up agreements and cannot be sold until the lock-up agreements expire or are waived by us in accordance with the provisions of the common stock purchase agreement.

   The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of the Exchange Act.

   We will pay all fees and expenses incurred in connection with preparing and filing this prospectus and any prospectus supplement and the registration statement and any amendment thereto. The selling stockholders will pay any underwriting discounts, brokerage commissions and similar selling expenses, if any, in connection with the sale of the shares of common stock, including stock transfer taxes due or payable in connection with the sale of the shares.

   We have agreed to keep the registration statement, of which this prospectus and any subsequent prospectus supplements constitute a part, effective for the earlier of the date that all shares of common stock covered by this prospectus are sold by the selling stockholders or 18 months from the date that this registration statement is declared effective by the SEC. We will extend the time that this prospectus is effective if during this 18-month period we suspend the use of this prospectus. There can be no assurance that the selling stockholders will sell all or any of the shares of common stock covered by this prospectus.

   Under the securities laws of some states, the shares of the common stock covered by this prospectus may be sold in such states only through registered or licensed brokers or dealers.

   Selling stockholders may also resell all or a portion of their common stock in open market transactions in reliance upon Rule 144 under the Securities Act. However, to do so, they must meet the criteria and conform to the requirements of the Rule. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144A of the Securities Act, as amended, may be sold under Rule 144A rather than pursuant to this prospectus.

   We have entered into registration rights agreements, contained in the stock purchase agreements attached to this registration statement as Exhibits 10.1 and 10.2 and the Fourth Amended and Restated Investors' Rights Agreement as amended by addenda and incorporated herein by reference, to allow the selling stockholders to register the common stock covered by this prospectus under applicable federal and state securities laws from time to time. Pursuant to these agreements, we have agreed to indemnify the selling stockholders, and the selling stockholders have agreed to indemnify us, and each of us has agreed to indemnify other persons named and/or described in the stock purchase agreements, in each case against various liabilities, including some liabilities arising under the Securities Act in connection with the offer and sale of the common stock by the selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

   As of August 31, 2000, there were 61,169,207 shares of common stock outstanding and 45,939.89 shares of Series 1 preferred stock outstanding. We are authorized to issue 250,000,000 shares of common stock, $.000l par value, and 10,000,000 shares of preferred stock, $.000l par value, 100,000 shares of which have been designated by our board of directors as Series 1 preferred stock.

   The following summary description of our capital stock is not complete and is qualified in its entirety by our certificate of incorporation, bylaws, and the certificate of designation of the Series 1 Preferred Stock that have been filed, or are incorporated by reference, as exhibits to the registration statement on Form S-3 of which this prospectus forms a part. This description is also qualified by the provisions of applicable Delaware law.

Common Stock

   The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy" for a description of our policy of distribution of dividends. In the event of a liquidation, dissolution or winding up of drugstore.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

   Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of drugstore.com without further action by the stockholders. Except for the potential issuance of an additional 54,060.11 shares of Series 1 preferred stock, drugstore.com has no present plans to issue any shares of preferred stock.

Series 1 Preferred Stock

   On August 4, 2000, we issued and sold 45,939.89 shares of our Series 1 preferred stock concurrently with the issuance and sale of 8,101,264 shares of our common stock, par value $.0001. The Series 1 preferred stock was issued pursuant to a preferred stock purchase agreement, attached to the registration statement of which this prospectus is a part as Exhibit 10.2.

   Voting Rights. The holders of our Series 1 preferred stock have no voting rights except as may be required by law.

   Distributions, Reorganization and Liquidation. Holders of our Series 1 preferred stock are not entitled to receive dividends unless dividends are declared on our common stock. If dividends are declared on our common stock, each share of our Series 1 preferred stock will receive the same amount of dividends, on an as-converted basis, as is received by each share of our common stock. In the event of a liquidation, dissolution or winding up of drugstore.com, the holders of our Series 1 preferred stock, subject to the rights of other holders of our preferred stock, are entitled to receive a liquidation preference, currently $5.00 per share, and following payment of the liquidation preference, are entitled to share ratably on an as-converted basis in all of our remaining assets. The sale of all or substantially all of our assets is treated as a liquidation, unless approved by holders of 67% of the Series 1 preferred stock. Upon mergers or reorganizations involving a change of control of us, holders of Series 1 preferred stock shall receive the same consideration, on an as-converted basis, from such transaction as is received by holders of our common stock.

   Conversion and Repurchase. If our stockholders approve conversion of the Series 1 preferred stock by May 1, 2001, each share of the Series 1 preferred stock will immediately be converted into 100 shares of our common stock, subject to adjustment for stock splits, stock dividends, recapitalization or other similar events. If our stockholders have not approved conversion of the Series 1 preferred stock by May 1, 2001, drugstore.com must repurchase for cash, at the then current market price of our common stock, each share of Series 1 preferred stock, on an as-converted basis.

   The Series 1 preferred stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Series 1 preferred stock.

Amazon.com Warrant

   Under a warrant agreement dated July 30, 2000, we granted Amazon.com a warrant to purchase 2,500,000 shares of our common stock. The exercise price is $4.9375 per share, subject to adjustment for stock dividends, stock splits, recapitalizations, mergers, reorganizations or other similar circumstances. The warrant can be exercised before July 30, 2002.

Tel-Drug Warrant

   Under a warrant agreement dated June 26, 2000, we granted Tel-Drug, Inc. a warrant to purchase 500,000 shares of our common stock. The exercise price is $7.76 per share, subject to adjustment for stock dividends, stock splits, recapitalizations, mergers, reorganizations or other similar events. The warrant can be exercised on or before June 26, 2005.

Registration Rights

   A provision of the stock purchase agreement and preferred stock purchase agreement, both dated July 30, 2000, under which we issued 8,101,264 shares of our common stock and 45,939.89 shares of the Series 1 preferred stock, require us to file a registration statement covering the resale of the 8,101,264 shares originally issued as common stock and the shares of common stock issued if the Series 1 preferred stock is converted. We filed the registration statement of which this prospectus is a part because of our obligations under the common stock purchase agreement and the preferred stock purchase agreement. We agreed to keep the registration statement effective until the earlier of the date that the 12,695,253 shares of our common stock we agreed to register under the common and preferred stock purchase agreements has been sold or until the date that is 18 months after the effective date of the registration statement. We will extend the time that this prospectus is effective if during this 18-month period we suspend the use of this prospectus.

   The holders of 36,207,722 shares of common stock (the "registrable securities") or their permitted transferees are entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an investors' rights agreement between drugstore.com and the holders of the registrable securities. Under these registration rights, holders of at least 33% of the then-outstanding registrable securities may require on three occasions that drugstore.com register their shares for public resale. We are obligated to register these shares only if the shares to be registered would have an anticipated public offering price of at least $5 million. In addition, holders of then-outstanding registrable securities with an aggregate offering price of at least $40 million may require that we register their shares for public resale on Form S-3 or similar short-form registration statement, provided we are eligible to use Form S-3 or similar short-form registration statement and provided further that the value of the securities to be registered is at least $500,000. Furthermore, the holders of registrable securities are entitled to include their shares of common stock in this registration and in any future registration of shares of our common stock for purposes of effecting any public offering, subject however to our right to reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration (other than underwriting discounts and commissions) will be borne by us.

   The registration rights of all holders other than Rite Aid and GNC will terminate with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act. The registration rights of Rite Aid and GNC terminate ten years after the date of our initial public offering.

   In addition, subject to various limitations, including the release of such shares from escrow arrangements, the holders of 732,130 shares of common stock issued in connection with our acquisition of Beauty.com are entitled to include their shares in any registration we initiate covering the sale by us of shares of our common stock, on the same terms and subject to the same conditions as the holders of the registrable securities except that the rights of the holders of the shares are subordinate to the rights of the holders of our other registrable securities. Holders of 716,154 shares of our common stock issued in connection with the acquisition of Beauty.com are registering their shares in the registration statement of which this prospectus is a part.

   We also granted registration rights in 750,000 shares of our common stock to WellPoint Health Networks, Inc. or WellPoint, which we issued in connection with our June 23, 2000 agreement with WellPoint. Under this agreement, subject to limitations including a prohibition against selling more than 325,000 shares during any 90-day period, WellPoint is entitled, subordinate to the rights of the holders of our other registrable securities, to include their shares in any registration initiated by us.

   A provision of the investors' rights agreement between drugstore.com and some of our stockholders precludes Kleiner Perkins Caufield & Byers, Amazon.com, Maveron Equity Partners, Rite Aid and GNC from purchasing additional shares of our common stock without our prior approval if the purchase would cause them to hold more than 40% of our outstanding common stock (calculated on a fully-diluted basis to include outstanding options and shares reserved under our stock plans). This restriction lasts until August 2002.

Delaware and Washington Anti-takeover Law and Certain Charter and Bylaw
Provisions

   Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of drugstore.com by a third party and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of drugstore.com to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure drugstore.com outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares in employee stock plans in which the participants have no right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date the business combination is approved by the board of directors and authorized by 66 2/3% vote at an annual or special meeting of stockholders.

   A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

   The laws of the State of Washington, where our principal executive offices are located, also impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act (the WBCA) prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation (an "acquiring person") for a period of five years after such acquisition, unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute.

   A "target corporation" includes a foreign corporation if (1) the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Exchange Act, (2) the corporation's principal executive office is located in Washington, (3) any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, or (c) 1,000 or more of its stockholders of record are Washington residents, (4) a majority of the corporations employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, and (5) a majority of the corporation's tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington. A corporation may not "opt out" of this statute and, therefore, we anticipate that this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.l9 of the WBCA may have the effect of delaying, deferring or preventing a change in control of us.

   Our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of drugstore.com. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of drugstore.com.

Dividend Policy

   We have never declared or paid cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the near future.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services LLC.

                                 LEGAL MATTERS

   Certain legal matters relating to the validity of the common stock we are registering hereby are being passed upon for drugstore.com by Simpson Thacher & Bartlett, Palo Alto, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our annual report on form 10-K/A for the year ended January 2, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                         WHERE YOU CAN FIND INFORMATION

   We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials on file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Il 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Our filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

                           INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the earlier of the date that the selling stockholders sell all of the common stock or 18 months following the effective date of the registration statement:

  . Our Annual Report on Form 10-K for the fiscal year ended January 2, 2000, as amended;

  . Our Quarterly Reports on Form 10-Q for the quarters ended April 2, 2000 and July 2, 2000;

  . The description of our capital stock, and related exhibits, contained in our Registration Statements on Form S-1, as amended, filed with the commission on May 19, 1999 and February 9, 2000; and

  .  Our Report on Form 8-K filed on August 7, 2000.

   You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

   Investor Relations
   drugstore.com, inc.
   13920 Southeast Eastgate Way, Suite 300
   Bellevue, Washington 98005
   Telephone (425) 372-3200

   You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

   The following is an itemization of all fees and expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All but the Securities and Exchange Commission registration fee are estimates and remain subject to future contingencies.

      Securities and Exchange Commission registration fee............. $ 20,748
      Legal fees and expenses......................................... $ 70,000
      Accounting fees and expenses.................................... $ 50,000
      Printing and engraving fees..................................... $  8,000
      Miscellaneous expenses.......................................... $    252
                                                                       --------
        Total......................................................... $149,000
                                                                       ========

Item 15. Indemnification Of Directors And Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the Act).
Article XIII of registrant's certificate of incorporation and sections 6.1 and
6.2 of Article VI of registrant's bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, registrant has entered into indemnification agreements with its directors and officers. The indemnification agreements may require registrant, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' insurance if available on reasonable terms. The stock purchase agreements (Exhibits 10.1 and 10.2 hereto) also provide for cross indemnification among drugstore.com and the selling stockholders with respect to various matters, including matters arising under the Act.

Item 16. Exhibits

   The following exhibits are filed as part of this registration statement:

 Exhibit
   No.                                Description
 -------                              -----------
   4.1   Form of drugstore.com's common stock certificate.

   4.2 Certificate of Designation of Series 1 Preferred Stock (Incorporated by reference to exhibit number 3.1a to drugstore.com's quarterly report on Form 10-Q for the quarterly period ended July 2, 2000 (file number 000-26137), filed August 11, 2000).*

   4.3   Amazon.com Warrant, dated July 30, 2000.*

   4.4   Tel-Drug Agreement, dated June 26, 2000.*

   5.1   Opinion of Simpson Thacher & Bartlett.

  10.1   Common Stock Purchase Agreement dated July 30, 2000.*

  10.2   Series 1 Preferred Stock Purchase Agreement dated July 30, 2000.*

 Exhibit
   No.                                 Description
 -------                               -----------
  10.3   Amendment No. 1, dated July 29, 2000, to the Agreement between
         Amazon.com Commerce Services, Inc. and the Registrant dated January
         24, 2000.*+

  10.4   Agreement between drugstore.com, inc. and WellPoint Health Networks
         Inc. dated June 23, 2000.*

  10.5   Fourth Amended and Restated Investors' Rights Agreement dated May 19,
         1999 (Incorporated by reference to Exhibit 10.12 to drugstore.com's registration statement on Form S-1, file number 333-78813, filed May
         19, 1999).*

  10.6   Third Addendum to Fourth Amended and Restated Investors' Rights
         Agreement dated January 24, 2000 (Incorporated by reference to exhibit
         10.38 to drugstore.com's registration statement on Form S-1, file number 333-96441, filed February 9, 2000).*

  10.7   Fourth Addendum to Fourth Amended and Restated Investors' Rights
         Agreement dated September 29, 2000.

  23.1   Consent of Ernst & Young LLP, Independent Auditors.

  23.2   Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).

  24.1   Power of Attorney (included on the signature page).

--------

*  Previously filed.

+  Confidential treatment requested.

Item 17. Undertakings

   (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  provided, however, that paragraphs (a)(1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              [The rest of this page is intentionally left blank.]

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, the second day of October, 2000.

                                          drugstore.com, inc.


                                                  /s/ Peter M. Neupert
                                          By: _________________________________
                                                     Peter M. Neupert
                                             Chairman of the Board, President
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below (the "Signatory") constitutes and appoints Peter M. Neupert and David E. Rostov, and each of them individually, (the "Agent") as his true and lawful attorney-in-fact, agent and proxy, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on and file any supplement to any prospectus included in this Registration Statement or any such registration statement or amended and (iii) take any and all actions which may be necessary or appropriate in connection therewith, and that each Signatory hereby ratifies and confirms all that said attorneys-in-fact, or their substitutes may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

              Signature                Title                           Date
              ---------                -----                           ----
        /s/ Peter M. Neupert            Chairman of the Board,   September 5, 2000
______________________________________  President, Chief
          (Peter M. Neupert)            Executive Officer and
                                        Director

          /s/ David Rostov              Vice President, Chief    September 5, 2000
______________________________________  Financial Officer and
            (David Rostov)              Treasurer (Principal
                                        Financial and Principal
                                        Accounting Officer)

        /s/ Jeffery P. Bezos            Director                September 29, 2000
______________________________________
          (Jeffrey P. Bezos)

         /s/ Brook H. Byers             Director                 September 5, 2000
______________________________________
           (Brook H. Byers)

              Signature                         Title                  Date
              ---------                         -----                  ----

         /s/ L. John Doerr                     Director          September 5, 2000
______________________________________
           (L. John Doerr)

      /s/ Melinda French Gates                 Director          September 5, 2000
______________________________________
        (Melinda French Gates)

          /s/ Mary Sammons                     Director          September 5, 2000
______________________________________
            (Mary Sammons)

        /s/ William D. Savoy                   Director          September 5, 2000
______________________________________
          (William D. Savoy)

         /s/ Howard Schultz                    Director          September 5, 2000
______________________________________
           (Howard Schultz)

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
   4.1   Form of drugstore.com's common stock certificate.

   4.2 Certificate of Designation of Series 1 Preferred Stock (Incorporated by reference to exhibit number 3.1a to drugstore.com's quarterly report on Form 10-Q for the quarterly period ended July 2, 2000 (file number 000-26137), filed August 11, 2000).*

   4.3   Amazon.com Warrant, dated July 30, 2000.*

   4.4   Tel-Drug Agreement, dated June 26, 2000.*

   5.1   Opinion of Simpson Thacher & Bartlett.

  10.1   Common Stock Purchase Agreement dated July 30, 2000.*

  10.2   Series 1 Preferred Stock Purchase Agreement dated July 30, 2000.*

  10.3   Amendment No. 1, dated July 29, 2000, to the Agreement between
         Amazon.com Commerce Services, Inc. and the Registrant dated January
         24, 2000.*+

  10.4   Agreement between drugstore.com, inc. and WellPoint Health Networks
         Inc. dated June 23, 2000.*

  10.5   Fourth Amended and Restated Investors' Rights Agreement dated May 19,
         1999 (Incorporated by reference to Exhibit 10.12 to drugstore.com's registration statement on Form S-1, file number 333-78813, filed May
         19, 1999).*

  10.6   Third Addendum to Fourth Amended and Restated Investors' Rights
         Agreement dated January 24, 2000 (Incorporated by reference to exhibit
         10.38 to drugstore.com's registration statement on Form S-1, file number 333-96441, filed February 9, 2000).*

  10.7   Fourth Addendum to Fourth Amended and Restated Investors' Rights
         Agreement dated September 29, 2000.

  23.1   Consent of Ernst & Young LLP, Independent Auditors.

  23.2   Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).

  24.1   Power of Attorney (included on the signature page).

--------

*  Previously filed.
+  Confidential treatment requested.